

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

<u>Via Email</u>
Phillip Z. Weisberg
Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, New York 10022

  Re: **FX Alliance Inc.**
    Amendment to Registration Statement on Form S-1
    Filed October 28, 2011
    File No. 333-176901

Dear Mr. Weisberg:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment five from our letter dated October 13, 2011. Please confirm that you will include only the names of the lead or managing underwriters and will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

We face significant competition…, page 10

2.   We note your response to comment 11 from our letter dated October 13, 2011, as well as your added disclosure. Please expand this disclosure to explain the risk(s) presented by the fact that your existing bank stockholders or their affiliates already have their own single bank or competing platform, as well as the fact that they may acquire such interests. For example, to the extent they would acquire such interests, do you risk losing business? Lastly, please describe any conflicts or risks associated with the majority of your revenue resulting from customers who are stockholders or their affiliates.

Dividend Policy, page 28

3.   Please disclose the business purpose behind the grant of the special dividend.

Acquisition and Purchase Accounting, page 37

4.   We note your added disclosure in the second paragraph regarding the "arms-length negotiations" with an affiliate. Please tell us how you determined that the negotiations were at arms-length.

Business, page 55

5.   We note your response to comment 11 from our letter dated October 13, 2011, specifically the portion where you describe your competitive position, in relation to single bank systems. Please discuss here, or elsewhere where appropriate, the segment of customers to whom your platform appeals and why it appeals to them.

Our Products and Services, page 60

6.   We note your responses to comments 22 and 23 from our letter dated October 13, 2011, as well as your added disclosure on page 61. Please tell us how you assess transaction fees. Are they standard, based on product and volume? Also, we note your disclosure on page 35 that relationship trading transaction fees are "generally" paid by the liquidity provider, whereas active trading transaction fees are "generally" paid by both parties. We note your use of the word "generally." Please explain whether this is negotiated by the parties to the transaction. Similarly, are the user fees standard, or are they separately negotiated with each customer? Lastly, please disclose the services you provide that do not have fees associated with them, but rather serve to attract customers to your platform.

Corporate Opportunity, page 86

7.   We note your response to comment 28 from our letter dated October 13, 2011,
        particularly the rationale for the existence of the corporate opportunity clause in your
        charter. Please briefly describe the rationale in your disclosure. Also, please briefly
        describe TCV's business and revise your disclosure to reflect, if accurate, that you
        will renounce opportunities that may be presented to TCV or to the companies in
        which TCV invests. We note your related statement in the response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Angela McHale for Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

Cc: Christopher Kitchen
        Kirkland & Ellis LLP